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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                                  (Rule l3e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3 - Final Amendment)

                         ------------------------------

                               ArvinMeritor, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                         ------------------------------

            Options to Purchase Common Stock, Par Value $1 Per Share,
       Having an Exercise Price Equal to or Greater Than $22.25 Per Share
                         (Title of Class of Securities)

                         ------------------------------

                                   043353 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                               VERNON G. BAKER, II
                             Senior Vice President,
                          General Counsel and Secretary
                               ArvinMeritor, Inc.
                              2135 West Maple Road
                                 Troy, MI 48084
                                 (248) 435-1000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              PETER R. KOLYER, ESQ.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100


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


                            CALCULATION OF FILING FEE


       Transaction valuation*                    Amount of filing fee
       ---------------------                     --------------------
            $11,593,323                                 $2,319


*        Calculated solely for purposes of determining the filing fee.
         This amount assumes that options to purchase 3,117,516 shares of common stock of ArvinMeritor, Inc. having an aggregate value of $11,593,323 as of May 25, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $2,319
                      Form or Registration No.: Schedule TO

                        Filing party: ArvinMeritor, Inc.
                            Date filed: June 1, 2001
                      Amendment No. 1 filed: June 27, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule l4d-1.
|X|      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 1, 2001, as amended by Amendment No. 1 thereto filed with the Commission on June 27, 2001 and Amendment No. 2 thereto filed with the Commission on July 11, 2001 (the "Schedule TO"), to report the results of the offer by ArvinMeritor, Inc., an Indiana corporation (the "Company"), to certain of its officers and other active employees to exchange all options to purchase shares of common stock, par value $1 per share, of the Company (the "Common Stock") having an exercise price equal to or greater than $22.25 per share (other than any such options granted in June 1991), which are outstanding under the ArvinMeritor, Inc. 1997 Long-Term Incentives Plan (formerly the Meritor Automotive, Inc. 1997 Long-Term Incentives Plan), the ArvinMeritor, Inc. Employee Stock Benefit Plan (formerly the Arvin Industries, Inc. Employee Stock Benefit Plan), the ArvinMeritor, Inc. 1998 Stock Benefit Plan (formerly the Arvin Industries, Inc. 1998 Stock Benefit Plan) and the ArvinMeritor, Inc. 1988 Stock Benefit Plan (formerly the Arvin Industries, Inc. 1988 Stock Benefit Plan) (collectively, the "Plans"), for restricted shares of Common Stock that will be issued under one or more of the Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated June 1, 2001, as supplemented by a Supplement dated June 27, 2001 (the "Offer to Exchange"), and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer").

Item 4. Terms of the Transaction.
        ------------------------

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The Offer expired at 12:00 midnight, Eastern Time, on Friday night, July 13, 2001. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 2,810,471 shares of Common Stock, representing approximately 90.2% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will issue restricted shares of Common Stock in exchange for such tendered options. We will promptly send each tendering option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(17) filed herewith, indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange and the corresponding number of restricted shares of Common Stock that will be issued and enclosing a restricted stock agreement between the Company and the tendering option holder.




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


Item 12.     Exhibits.
             --------

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibits (a)(14), (d)(2) and (d)(3) attached hereto:

         *(a)(1) Offer to Exchange, dated June 1, 2001.

         *(a)(2) Form of Letter of Transmittal.

         *(a)(3) Form of Letter to Eligible Option Holders.

         *(a)(4) Summary of Tender Offer Process.

         *(a)(5) Form of Notice of Withdrawal.

         *(a)(6) Form of E-mail to Eligible Option Holders.

         *(a)(7) ArvinMeritor, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000 (filing date December 21, 2000) is incorporated herein by reference (File No. 1-15983).

         *(a)(8) ArvinMeritor, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 (filing date February 14, 2001) is incorporated herein by reference (File No. 1-15983).

         *(a)(9) ArvinMeritor, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001 (filing date May 16, 2001) is incorporated herein by reference (File No. 1-15983).

         *(a)(10)Supplement, dated June 27, 2001, to Offer to Exchange, dated
                 June 1, 2001.

         *(a)(11)Form of E-mail to Eligible Option Holders dated June 27, 2001 announcing the extension of the Offer and transmitting the Supplement dated June 27, 2001.

         *(a)(12)Form of Internal Letter to certain Eligible Option Holders dated June 27, 2001 explaining a correction in the calculation of the value of certain eligible options.

         *(a)(13)Form of E-mail to Eligible Option Holders reminding of the scheduled expiration of the Offer.




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


         *(a)(14)Form of E-mail to certain Eligible Option Holders reminding of the potential tax consequences of exchanging eligible stock options.

         *(a)(15)Form of Revised Notice of Withdrawal.

         *(a)(16)Form of E-mail to certain Eligible Option Holders reminding of the need to send a completed Letter of Transmittal to participate in the Offer.

          (a)(17)Form of Letter to Tendering Option Holders dated July 16, 2001 reporting the results of the Offer and transmitting a form of Restricted Stock Agreement.

          (b)    Not applicable.

         *(d)(1) ArvinMeritor, Inc. 1997 Long-Term Incentives Plan is incorporated herein by reference to Exhibit 10-a-1 to Meritor Automotive, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (File No. 1-13093).

          (d)(2) ArvinMeritor, Inc. 1998 Stock Benefit Plan, as amended.

          (d)(3) ArvinMeritor, Inc. Employee Stock Benefit Plan, as amended.

         *(d)(4) ArvinMeritor, Inc. 1988 Stock Benefit Plan, as amended, is incorporated herein by reference to Exhibit 10 to Arvin Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 1988, and as Exhibit 10(E) to Arvin Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 4, 1993 (File No. 1-302).

         *(d)(5) Form of Restricted Stock Agreement.

          (g)    Not applicable.

          (h)    Not applicable.

         ----------------------------
         *Previously filed.




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                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.



                                  ARVINMERITOR, INC.



                                  By: /s/ Vernon G. Baker, II
                                      ------------------------------------------
                                      Vernon G. Baker, II
                                      Senior Vice President, General Counsel and
                                        Secretary

Date:    July 16, 2001



















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


                                INDEX TO EXHIBITS


Exhibit
Number             Description
-------            -----------

(a)(17) Form of Letter to Tendering Option Holders dated July 16, 2001 reporting the results of the Offer and transmitting a form of Restricted Stock Agreement.

(d)(2)             ArvinMeritor, Inc. 1998 Stock Benefit Plan, as amended.

(d)(3)             ArvinMeritor, Inc. Employee Stock Benefit Plan, as amended.





















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